UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
    THE SERCURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS
       UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
                         Commission file number 0-27444

                            SOURCECORP, Incorporated
             (Exact name of Registrant as specified in its charter)

               DELAWARE                                  75-2560895
    (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                  Identification No.)
           3232 MCKINNEY AVE.,
       SUITE 1000, DALLAS, TEXAS                           75204
(Address of principal executive offices)                 (zip code)

                                 (214) 740-6500
              Registrant's telephone number, (including area code)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
               PREFERRED STOCK PURCHASE RIGHTS, WITHOUT PAR VALUE
               --------------------------------------------------
                   (Title of Each Class Covered by this Form)

                                   None
               --------------------------------------------------
       (Title of all other classes of securities for which a duly to file reports under Section 13(a) or 15(b) remains)


Please place an X in the Box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

    Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(i)    [X]
    Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(1)(ii)   [ ]
    Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(i)    [ ]
    Rule 12g-4(a)(2)(ii)   [ ]        Rule 12h-3(b)(2)(ii)   [ ]
                                      Rule 15d-6             [ ]

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of Registrant as specified in charter) has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  July 12, 2006                   By: /s/ Ed H. Bowman, Jr.
                                           ------------------------------------
                                           Ed H. Bowman, Jr., President and CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.